NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS: RUS, RUS.PR.C

RUSSEL METALS INC. ANNOUNCES THE COMPLETION OF ITS TENDER OFFER AND CONSENT SOLICITATION FOR ITS 10% SENIOR NOTES DUE 2009

Toronto, Canada -- February 23, 2004 -- Russel Metals Inc. today announced that it and its wholly owned subsidiary RMI USA LLC have completed their previously announced tender offer and consent solicitation for their outstanding 10% Senior Notes due 2009. The aggregate principal amount of Notes outstanding prior to the offer was US$115,600,000.  In total, US$95,544,000 aggregate principal amount of the Notes were tendered and accepted.

Pursuant to the terms and conditions of the tender offer and consent solicitation, Russel Metals and RMI have instructed the depositary to accept and pay for all US$95,544,000 aggregate principal amount of such tendered Notes at a fixed price of US$1,072.50 per US$1,000 principal amount of Notes, plus accrued and unpaid interest to, but not including, the settlement date, for an aggregate purchase price of US$104,647,220.

This press release is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any Notes.

Russel Metals and RMI intend to redeem all US$20,056,000 aggregate principal amount of Notes not tendered and accepted for payment on or shortly after June 1, 2004, at a redemption price of US$1,050.00 per US$1,000 principal amount of Notes, plus accrued and unpaid interest to, but not including, the redemption date.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com